# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DFP HOLDINGS LIMITED, CIK 0001976900
CUSIP: 251939104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1/F, No.22, Lane 50, Section 3,, Nangang Road, Nangang District,, TAIPEI CITY, Taiwan (F5), 115607
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001796847

## Reporting persons
- CPN Investment Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Anguilla (1A); does not affirm membership in a group (box b); sole voting power 14,868,939; shared voting power 0; sole dispositive power 14,868,939; shared dispositive power 0; aggregate amount beneficially owned 14,868,939 (6.859% of the class)

## Item 1. Issuer
Name of issuer: DFP HOLDINGS LIMITED
Address of issuer's principal executive offices: 1/F, No.22, Lane 50, Section 3, Nangang Road, Nangang District, Taipei City 115607, Taiwan

## Item 2. Person Filing
Name of person filing: CPN Investment Ltd
Address of principal business office or, if none, residence: Suire 2311, 23/F, BEA Tower Millennium City 5, 418 Kwan Tong Road, Kwun Tong, Kowloon, Hong Kong
Citizenship: Anguilla

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,868,939
Percent of class: 6.859%
Sole power to vote or to direct the vote: 14,868,939
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,868,939
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CPN Investment Ltd: /s/ Jeff Lin, CEO (09/24/2025)